Filed by Remy International, Inc. and New Remy Holdco Corp.
pursuant to Rule 425 of the Securities Act of 1933
Subject Company: Remy International, Inc.
Commission File No. 001-13683
Subject Company: New Remy Holdco Corp.
Form S-4 Registration No. 333 - 199182

FNFV Announces Record Date and Distribution Date for Distribution
Of Remy International to FNFV Shareholders
Jacksonville, Fla. -- (December11, 2014) --Fidelity National Financial Ventures (NYSE:FNFV), a tracking stock established to highlight the inherent value of the portfolio companies of Fidelity National Financial, Inc. (“FNF”), today announced that the FNF Board of Directors has set the record date and distribution date for the previously announced distribution (“the Distribution”) of all of the outstanding shares of common stock of New Remy Corp. (“New Remy”)to FNFV shareholders. New Remy will hold all of the shares of Remy International, Inc. (“Remy”) common stock beneficially owned by FNF and all of the outstanding units of Fidelity National Technology Imaging, LLC, an FNFV subsidiary engaged in the document conversion business. The Distribution will be made on December 31, 2014 (the “Distribution Date”) to FNFV shareholders as of the close of business on December 23, 2014 (“the Record Date”).

Immediately following the Distribution, New Remy and Remy will engage in a series of stock-for-stock transactions ending with a new publicly-traded holding company, New Remy Holdco Corp. (“New Remy Holdco”). FNFV shareholders will ultimately receive a total of 16,615,359 shares of New Remy Holdco common stock, or approximately 0.17879 shares of New Remy Holdco common stock for each share of FNFV that they own. It is anticipated that immediately following the series of stock-for-stock transactions, New Remy Holdco will change its name to “Remy International, Inc.” and that commencing on January 2, 2015 (the trading day following the Distribution Date), its shares will be traded on the NASDAQ stock market under the trading symbol “REMY”.

The completion of the Distribution and the other transactions described in this release remain conditioned on the satisfaction of the conditions described in the Proxy Statement/Prospectus referred to below. The FNF Board of Directors has reserved the right to withdraw or change the declaration of the dividend at any time prior to the Distribution.

The Distribution and the subsequent receipt of shares of New Remy Holdco common stock is expected to generally be tax-free to FNFV shareholders for U.S. federal income tax purposes, except to the extent of any cash received in lieu of New Remy Holdco fractional shares.

Information Regarding the Distribution
No vote or action of FNF or FNFV shareholders is required in connection with the Distribution. Shortly following the Distribution, FNFV shareholders of record on the Record Date will receive Direct Registration System (“DRS”) statements by mail from American Stock Transfer & Trust Company, LLC (“AST”), the transfer agent for New Remy Holdco, reflecting their ownership interest in shares of New

Remy Holdco common stock. For additional information, registered shareholders should contact AST at (718) 921-8317.

FNFV shareholders who hold their shares through brokers or other nominees will have their shares of New Remy Holdco common stock credited to their accounts by their nominees or brokers. Please note, however, that AST will have information regarding only FNFV shareholders of record. Beneficial shareholders who hold their FNFV shares through an institution such as a brokerage firm, bank or other institution, should contact the broker, bank or other institution where they maintain their account regarding the pending Distribution.

Trading in Shares of FNFV Common Stock Between the Record Date and the Distribution Date
FNFV common stock will trade “regular way” on the NYSE on and after December 19, 2014 and prior to January 2, 2015. As a result of the related “due bill” trading procedures, persons acquiring shares of FNFV common stock in the market through December 31, 2014 will still receive shares of New Remy Holdco common stock (as a result of the automatic conversion of the New Remy shares described above). The “ex-distribution” date for the Distribution will be January 2, 2015. Shareholders are encouraged to consult with their financial advisors regarding the trading policies and practices of the NYSE relating to the Distribution.

About FNF
Fidelity National Financial, Inc., is organized into two groups, FNF Core (NYSE:FNF) and FNFV. FNF Core is a leading provider of title insurance, technology and transaction services to the real estate and mortgage industries. FNF is the nation’s largest title insurance company through its title insurance underwriters - Fidelity National Title, Chicago Title, Commonwealth Land Title, Alamo Title and National Title of New York - that collectively issue more title insurance policies than any other title company in the United States. FNF also provides industry-leading mortgage technology solutions and transaction services, including MSP®, the leading residential mortgage servicing technology platform in the U.S., through its majority-owned subsidiaries, Black Knight Financial Services, LLC and ServiceLink Holdings, LLC. In addition, through FNFV we own majority and minority equity investment stakes in a number of entities, including American Blue Ribbon Holdings, LLC, J.Alexander’s, LLC, Remy International, Inc., Ceridian HCM, Inc., Fleetcor Technologies, Inc. and Digital Insurance, Inc. More information about FNF can be found at www.fnf.com.

Forward-Looking Statements
This press release contains forward-looking statements that involve a number of risks and uncertainties. Statements that are not historical facts, including statements regarding our expectations, hopes, intentions or strategies regarding the future are forward-looking statements. Forward-looking statements are based on management's beliefs, as well as assumptions made by, and information currently available to, management. Because such statements are based on expectations as to future financial and operating results and are not statements of fact, actual results may differ materially from those projected. We undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. The risks and uncertainties which forward-looking statements are subject to include, but are not limited to: changes in general economic, business and political conditions, including changes in the financial markets; weakness or adverse changes in the level of real estate activity, which may be caused by, among other things, high or increasing interest rates, a limited supply of mortgage funding or a weak U. S. economy; our potential inability to find suitable acquisition candidates, acquisitions in lines of business that will not necessarily be limited to our traditional areas of focus, or difficulties in integrating acquisitions; our dependence on distributions from our title insurance underwriters as a main source of cash flow; significant competition that our operating subsidiaries face; compliance with extensive government regulation of our operating subsidiaries; and other risks detailed in the "Statement Regarding Forward-Looking Information," "Risk Factors" and other sections of the Company's Form 10-K and other filings with the Securities and Exchange Commission

Additional Information and Where to Find It
Nothing in this press release shall constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. New Remy Holdco filed a Registration Statement on Form S-4 with the SEC in connection with the transactions, and Remy filed with the SEC and mailed to its stockholders a Proxy Statement/Prospectus in connection with the transactions. In addition, New Remy filed with the SEC a registration statement on Form S-1 in connection with the transactions. The Registration Statements and the Proxy Statement/Prospectus contain important information about Remy, New Remy Holdco, New Remy, FNF and their affiliates, the transactions and related matters. Investors and security holders are urged to read the Registration Statements and the Proxy Statement/Prospectus carefully.

Investors and security holders are able to obtain free copies of the Registration Statements and the Proxy Statement/Prospectus and other documents filed with the SEC by the parties through the web site maintained by the SEC at www.sec.gov.

In addition, investors and security holders will be able to obtain free copies of the Registration Statements from Remy by contacting Remy International, Inc., 600 Corporation Drive, Pendleton, IN 46064, Attn: Corporate Secretary, Telephone (765) 778-6602 or from FNF by contacting Fidelity National Financial, Inc. 601 Riverside Avenue, Jacksonville, FL 32204, Attention: Corporate Secretary, Telephone (904) 854-8100.

SOURCE: Fidelity National Financial, Inc.
CONTACT: Daniel Kennedy Murphy, Senior Vice President and Treasurer, 904-854-8120, dkmurphy@fnf.com